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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PSC INC.
                            (Name of Subject Company)

                                    PSC INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
           (including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    69361E107
                      (CUSIP Number of Class of Securities)

                               William J. Woodard
                             Chief Financial Officer
                                    PSC Inc.
                                 675 Basket Road
                             Webster, New York 14580
                            Telephone: (716) 265-1600
                            Facsimile: (716) 265-6403
                 (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                 With copies to:
                             Winthrop G. Minot, Esq.
                                  Ropes & Gray
                             One International Place
                              Boston, MA 02110-2624
                            Telephone: (617) 951-7000
                            Facsimile: (617) 951-7050

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x   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.*

*   This Schedule 14D-9 relates to the offer by Mohawk Acquisition Corporation.

FOR IMMEDIATE RELEASE

For information contact:
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Robert C. Strandberg, President and Chief Executive Officer
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                       PSC ANNOUNCES MERGER AGREEMENT WITH
                    AFFILIATE OF WELCH ALLYN DATA COLLECTION

Rochester, New York--June 6, 2000--PSC Inc. (Nasdaq:PSCX) announced today that it has entered into a definitive merger agreement to be acquired by an affiliate of privately held Welch Allyn Data Collection (WADC) for $8.45 in cash per share of common stock. Both PSC and WADC are leaders in the manufacture of bar code scanning equipment and automatic data collection solutions. The transaction, which has been approved by the board of directors of each company, will be accomplished through a tender offer which is expected to commence within the next two weeks.

Robert C. Strandberg, PSC's President and Chief Executive Officer, will become Chief Executive Officer of the combined company. Kevin R. Jost, currently President and Chief Operating Officer of Hand Held Products, a subsidiary of WADC, will be President and Chief Operating Officer of the new company. The new company will be headquartered at PSC's current corporate headquarters outside Rochester, New York.

"As a combined company, we will be able to provide businesses with the automatic data collection solutions that are pivotal to their success in the new economy as demands accelerate for real-time data to drive greater efficiencies throughout the supply chain," said Mr. Strandberg. "We will have the necessary scale for success in the fastest growing segments of our industry, such as wireless data collection terminals and two-dimensional scanning solutions. For example, with PSC's innovative wireless systems for small- to mid-size warehouses, acquired earlier this year from Percon, and Hand Held Products' best-in-class portable data terminals for mobile workers, we have a solid base for growth in this exploding market."

Kevin R. Jost said, "We are very excited about the future for our combined companies. Our strong leadership position in both laser and image scanning technologies gives our new company the broadest handheld scanning product line in our industry and a strong base for developing new products for fast emerging markets of the future."

Certain directors and executive officers of PSC have entered into an agreement to tender their shares into the tender offer.

The transaction is subject to customary closing conditions, including expiration of the Hart-Scott-Rodino antitrust waiting period, and the receipt of financing sufficient to consummate the transaction and refinance existing indebtedness. It is expected that The Chase Manhattan Bank will commit to provide senior debt financing for the transaction.

PSC Inc. is a leading manufacturer and marketer of bar code scanning and automatic data collection solutions of the highest quality and exceptional reliability. Its broad range of products includes a full line of laser and non-laser based handheld and fixed position bar code scanners, two-dimensional
(2D) image readers, wireless portable data terminals, warehouse management software, bar code scan engines and verifiers and automated carton dimensioning systems. These products are used in automated data collection solutions in the retail, manufacturing, warehousing, logistics and package handling markets.
Headquartered in the Rochester, New York suburb of Webster, PSC has manufacturing facilities in Webster and Eugene, Oregon. PSC has sales and service offices throughout the Americas, Europe, Asia and Australia.

Hand Held Products, a Welch Allyn affiliate, offers the industry's most complete and affordable line of image-based data collection devices to the world market. Under both Welch Allyn and Hand Held Products brand names, the company delivers handheld and fixed lD, 2D and image-capture readers and portable computers. They are offered with open systems, PC architecture and in Batch, RF-LAN and RF-WWAN versions with a range of easy-to-use software tools. The company is dedicated to automatic data collection devices and solutions for logistics, distribution, retail POS, manufacturing and field service and to ServicePLUS(TM) support.

Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by the acquiror with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by PSC Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by the acquiror and PSC Inc. with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from WADC, 4341 State Street Road, P.O. Box 220, Skaneateles Falls, NY 13153-0220. The solicitation/recommendation statement and such other documents may also be obtained for free from PSC Inc. by directing such requests to: William J. Woodard, Vice President and Chief Financial Officer, PSC Inc., 675 Basket Road, Webster, NY 14580.

The forward-looking statements contained in this release are based on estimates of future performance and are highly dependent upon a variety of factors which could cause actual results to differ materially. These factors include the market acceptance of products, competitive product offerings and pricing pressures, the ability to control manufacturing and operating costs, the integration of acquisitions, foreign currency and interest rate fluctuations and the disposition of legal issues. Reference should be made to filings with the Securities and Exchange Commission for further discussions of factors that could affect PSC's future results.

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